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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is an excerpt relating to the Merger from a message to HP employees from Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer. This message is posted on HP's internal web site.

                              A NEW YEAR'S MESSAGE
                               FROM CARLY FIORINA

                                January 14, 2002

I want to wish each of you a Happy New Year and welcome you back after the holidays. I hope all of you had the chance to enjoy your families, rest and relax.

2002 promises to be one of the most momentous in the history of this great company. So as we enter the new year, I wanted to provide you with my perspectives on the extraordinary year we've just completed, and the opportunities that stand before us.

2001 was an extremely challenging year in many ways and on many levels. Even as we continued the reinvention process we began in 1999, we also had to contend with one of the sharpest and most sudden economic downturns on record. We helped our customers, partners and each other deal with the tragedies of September 11. And we announced an industry-transforming merger with Compaq.

Each of these events alone might have derailed lesser companies and less resilient people. And yet, through it all, we made steady, measurable progress against our strategy and objectives. We've stayed the course -- thanks to the dedication, the focus, the talent and determination of the people of HP. Following are some of your accomplishments that I'm most proud of.

# # #

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ANNOUNCING AN INDUSTRY-TRANSFORMING MERGER

After a thorough, two-year examination of the business challenges and opportunities confronting this company -- and a reaffirmation of our strategic direction -- the HP Board and management team are convinced that the merger with Compaq is the best path to industry leadership and growth. We believe this is the single best way to accelerate our strategy, strengthen our core businesses, achieve market leadership in a dynamically changing industry, build growth opportunities for employees and create value for customers and shareowners.

In the days ahead, please remember that we did not choose to be drawn into a highly visible proxy contest, nor were we advised ahead of time that a contest would occur. Our approximately 50-page filing with the U.S. Securities and Exchange Commission, which was made on December 19, offers a compelling and comprehensive case for the merger and directly addresses what we consider the fundamentally flawed analysis of the merger by our opposition.

I urge you to review the filing, as it's important that everyone have all the facts that caused the HP Board and management team to become so convinced we're making the right move. You can find it within [HP's internal web site's] merger coverage at [link to HP's internal web site].

This company has always believed that each business has to pay its own way -- that profitability is an essential foundation for the preservation of jobs, continuing contribution to communities, vital innovation and R&D. This company has always believed in change. David Packard himself once wrote in his book, The HP Way, "continuous growth was essential for us to achieve our objectives and to remain competitive. Since we participate in fields of advanced and rapidly changing technologies, to remain static is to lose ground."

And although much will change with the Compaq merger, our core values will not. The HP Way has always resided in the people of HP -- and it always will.


TURNING TO THE YEAR AHEAD

In 2001, we stayed the course and our persistence resulted in real progress. So now it is time for us to turn our collective energies and focus toward 2002. The year ahead will be challenging, difficult and demanding at times. But our work is also exhilarating. Our first important goal for this year is to bring the current quarter to a powerful finish so we can continue to show the world just how well we can execute.

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Meanwhile our integration teams continue to make great progress. And I will be spending a lot of time with our investors as we near a shareowner vote.

I thank you for your contributions and commitment. And to all the skeptics who tell us it won't work, it won't succeed, it can't be done or it's not the HP Way, I say this: You don't know the people of HP.

Carly


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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of HP and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion or other financial items; any statements of the plans, strategies, and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the Merger or other planned acquisitions; any statements concerning proposed new products, services, developments or industry rankings; any statements regarding future economic conditions or performance; any statements of belief and any statements of assumptions underlying any of the foregoing.

The risks, uncertainties and assumptions referred to above include the ability of HP to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; the difficulty of keeping expense growth at modest levels while increasing revenues; the challenges of integration and restructuring associated with the Merger or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the Merger or other planned acquisitions may not close or that HP, Compaq or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; the assumption of maintaining revenues on a combined company basis following the close of the Merger or other planned acquisitions; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to the annual report on Form 10-K for the year ended October 31, 2000 and HP's amended registration statement on Form S-4 filed on January 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.

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ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On January 14, 2002, HP filed an amended registration statement with the SEC containing an amended preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391.
Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President, Finance and Administration and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

Pursuant to an engagement letter dated July 25, 2001, HP retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor in connection with the Merger. In connection with the engagement of Goldman Sachs as financial advisor, HP anticipates that employees of Goldman Sachs may communicate in person, by telephone or otherwise with certain institutions, brokers or other persons who are stockholders for the purpose of assisting in the solicitation of proxies in favor of the Merger. Although Goldman Sachs does not admit that it or any of its directors, officers, employees or affiliates is a "participant," as defined in
Schedule 14A under the Securities and Exchange Act of 1934, as amended, or that
Schedule 14A requires the disclosure of certain information concerning them in connection with the Merger, Gene Sykes (Managing Director), Matthew L'Heureux (Managing Director), George Lee (Vice President) and Jean Manas (Vice President), in each case of Goldman Sachs, may assist HP in the solicitation of proxies in favor of the Merger.

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Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer,
and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the amended preliminary joint proxy statement/prospectus filed with the SEC on January 14, 2002 and the definitive joint proxy statement/prospectus when it becomes available.

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